Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 12, 2013

Relating to Preliminary Prospectus dated September 9, 2013

Registration No. 333-185853

SANCHEZ ENERGY CORPORATION

Pricing Term Sheet

September 12, 2013

Common Stock

Issuer:	Sanchez Energy Corporation

Ticker / Exchange:	SN / NYSE

Common stock offered by us:	9,600,000 shares

Over-allotment option:	We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,440,000 additional shares of our common stock to cover any over-allotments.

Common stock outstanding immediately after this offering:	44,914,913 shares (assuming no exercise of the underwriters’ over-allotment option)

Public offering price:	$23.00 per share

Price to the Issuer:	$21.9075 per share

Use of proceeds:

We estimate that our net proceeds from this offering will be approximately $210.1 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $241.6 million if the underwriters exercise the over-allotment option in full.

We intend to use the net proceeds from this offering, along with the net proceeds of our concurrent notes offering, to fund the Wycross acquisition, to fund a portion of our 2013 and preliminary 2014 capital budget, which is primarily focused on the Eagle Ford Shale, and for general corporate purposes, including working capital. If we do not close the Wycross acquisition, we intend to use the net proceeds from this offering for general corporate purposes, including working capital and acquisitions, and to fund a portion of our 2013 and preliminary 2014 capital budget, which is primarily focused on the Eagle Ford Shale.

Trade date:	September 13, 2013

Settlement date:	September 18, 2013

Joint book-running managers:	Johnson Rice & Company L.L.C., RBC Capital Markets, LLC

Senior co-managers:	Capital One Securities, Inc., SunTrust Robinson Humphrey, Inc.

Co-managers:	Canaccord Genuity Inc., Global Hunter Securities, LLC, Macquarie Capital (USA) Inc., Miller Tabak + Co., LLC, Simmons & Company International, Stephens Inc., Stifel, Nicolaus & Company, Incorporated

The number of shares to be outstanding after this offering is based on 35,314,913 shares of our common stock outstanding as of September 11, 2013 and excludes shares that may be issued to the underwriters pursuant to their option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, the total number of shares of common stock offered will be 11,040,000 and the total number of shares of our common stock outstanding after this offering will be 46,354,913, based on the total number of outstanding shares of our common stock as of September 11, 2013.  It also excludes 17,491,500 shares that may be issued upon the conversion of shares of our outstanding Series A and Series B convertible preferred stock. Under the circumstances described in the certificate of designations for each series of our preferred stock, the number of shares issuable upon conversion of such series of preferred stock could increase.

CERTAIN TERMS USED IN THE PROSPECTUS

As used in the prospectus, “concurrent notes offering” means our concurrent offering of $150 million aggregate principal amount of 7.75% senior notes due 2021 (subject to a potential increase to up to $200 million based on market conditions, which would be the maximum aggregate principal amount of notes permitted under our credit facility as recently amended) in an offering exempt from registration under the Securities Act of 1933, as amended.

CREDIT AGREEMENT AMENDMENT

On September 11, 2013, we amended our credit facility to (i) increase the aggregate principal amount of senior unsecured notes that we may issue from time to time in private placement transactions from the current $400 million limit to $600 million, (ii) waive the borrowing base reduction that would result from the issuance of the notes, as a result of which the borrowing base under our credit facility will remain at $175 million following the closing of the concurrent notes offering, (iii) make some technical modifications to the automatic borrowing base reduction calculation provision in connection with debt issuances and incurrences, such that the reduction in the borrowing base is 25% of the net increase in the principal amount of certain debt issued or incurred rather than 25% of the net proceeds received in connection with the issuance or incurrence of such debt and (iv) permit us to hedge incremental proved reserves following the closing of the Wycross acquisition as if such incremental proved reserves had been included in our June 30, 2013 reserve report that was delivered to the lenders under our credit facility.

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of June 30, 2013:

•                  on a consolidated historical basis;

•                  on a pro forma basis to reflect the TMS transactions (including the $70.6 million in cash payment and the issuance of 342,760 shares of common stock in connection with the TMS transactions) and the Marquis acquisition (including the $29.3 million payment of the purchase price);

•                  on an as adjusted basis to reflect the cash payment of $70.6 million and the issuance of 342,760 shares of common stock in connection with the TMS transactions, the cash payment of $29.3 million in connection with the Marquis acquisition, the issuance and sale of 9,600,000 shares of common stock at the public offering price in this offering and the application of a portion of the net proceeds thereof to fund a portion of the purchase price for the Wycross acquisition; and

•                  on an as further adjusted basis to reflect the cash payment of $70.6 million and the issuance of 342,760 shares of common stock in connection with the TMS transactions, the cash payment of $29.3 million in connection with the Marquis acquisition, the issuance and sale of 9,600,000 shares of common stock  at the public offering price in this offering and the application of the net proceeds thereof to fund a portion of the purchase price for the Wycross acquisition as well as the sale of the notes in the concurrent notes offering and the application of a portion of the net proceeds thereof to fund a portion of the purchase price for the Wycross acquisition.

You should read the following table in conjunction with our historical financial statements and the related notes thereto incorporated by reference into the prospectus supplement for this offering.

	As of June 30, 2013
	Historical	Pro Forma	As Adjusted for this Offering	As Further Adjusted for Concurrent Notes Offering
	(in thousands)
Cash and investments	$251,642	$151,781	$141,843	$288,593

Long term debt
Credit facility	$—	$—	$—	$—
Senior Notes(1)	400,000	400,000	400,000	550,000

Total long term debt	$400,000	$400,000	$400,000	$550,000

Stockholders’ equity
Series A convertible preferred stock	$30	$30	$30	$30
Series B convertible preferred stock	45	45	45	45
Common stock	348	351	447	447
Additional paid-in capital	608,264	615,781	825,747	825,747
Accumulated deficit	(17,451)	(17,451)	(17,451)	(17,451)
Total stockholders’ equity	$591,236	$598,756	$808,818	$808,818

Total capitalization	$991,236	$998,756	$1,208,818	$1,358,818

(1)         The $150 million of notes are reflected at their face value assuming no original issue discount.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS, THE PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING 1-800-433-5924.